Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2024

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2023. The date of this MD&A is October 30, 2024. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
Three months ended	2024	2024	2024	2023	2023	2023	2023	2022
Production revenues	$218.2	$208.4	$177.3	$173.3	$200.4	$166.0	$180.9	$206.5
Cash flow from operating activities	110.3	77.9	58.7	117.7	95.3	67.1	72.6	126.5
Basic per share (1)	1.45	1.02	0.76	1.49	1.18	0.82	0.89	1.54
Diluted per share (1)	1.40	0.98	0.73	1.44	1.15	0.79	0.87	1.50
Funds flow from operations (2)	124.7	115.2	84.4	97.0	98.9	87.4	94.3	110.5
Basic per share (3)	1.64	1.51	1.09	1.23	1.22	1.07	1.15	1.34
Diluted per share (3)	1.58	1.44	1.05	1.18	1.19	1.03	1.12	1.31
Net income	33.2	37.1	11.9	34.3	24.8	18.4	30.5	631.7
Basic per share	0.44	0.48	0.15	0.44	0.31	0.22	0.37	7.69
Diluted per share	$0.42	$0.46	$0.15	$0.42	$0.30	$0.22	$0.36	$7.47
Production
Light oil (bbl/d)	13,722	13,782	13,079	12,176	12,452	12,512	12,809	12,105
Heavy oil (bbl/d)	10,624	7,026	6,748	5,851	6,260	5,356	6,241	5,983
NGLs (bbl/d)	3,148	3,193	2,783	2,614	2,708	2,432	2,678	2,520
Natural gas (mmcf/d)	73	71	70	68	69	64	69	67
Total (boe/d)(4)	39,714	35,773	34,238	31,974	32,937	31,042	33,153	31,742

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2024	2023	2024	2023
Cash flow from operating activities	$110.3	$95.3	$246.9	$235.0
Change in non-cash working capital	6.1	(3.6)	49.2	16.7
Decommissioning expenditures	6.3	5.3	20.4	18.9
Onerous office lease settlements	2.2	2.2	6.7	6.7
Settlement of restricted share units	-	0.1	-	4.7
Deferred financing costs	(0.6)	(0.6)	(1.8)	(1.7)
Transaction costs	-	-	1.4	-
Other expenses (1)	0.4	0.2	1.5	0.3
Funds flow from operations (2)	124.7	98.9	324.3	280.6
Capital expenditures	(85.5)	(45.9)	(259.0)	(192.5)
Decommissioning expenditures	(6.3)	(5.3)	(20.4)	(18.9)
Free Cash Flow (2)	$32.9	$47.7	$44.9	$69.2

Per share – funds flow from operations (3)
Basic per share	$1.64	$1.22	$4.24	$3.45
Diluted per share	$1.58	$1.19	$4.07	$3.37

(1)
Excludes the non-cash portion of other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP financial ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations increased in the 2024 periods compared to the 2023 periods primarily due to higher production revenues, as a result of increased production levels from our active development program and strong drilling results. This was partially offset lower commodity prices and higher transportation costs, as we continue to increase development and production in our Peace River area as part of our 2024-26 growth plan.

Business Strategy

In September 2023, the Company announced a 2024-2026 growth plan with production expected to exceed 50,000 boe/d in 2026. The increase is expected to be driven primarily by the development of our Peace River assets, which are forecasted to more than triple production to 24,000 boe/d in 2026.

Our three-year corporate growth plan forecasts production levels to be maintained in our light oil assets (Willesden Green and Pembina (Cardium) and Viking) and use the significant free cash flow expected to be generated from these assets to fund growth in our heavy oil business at Peace River until it becomes self-sustaining which, subject to commodity prices, is anticipated to be by 2026. Our plan anticipates continued development in both the Bluesky and Clearwater heavy oil formations, with Bluesky production providing the majority of the growth.

In June 2024, the Company closed an asset acquisition ("Peace River Acquisition") to acquire approximately 1,700 boe/d (100 percent oil) of Clearwater production and 148 net sections of land in the Peace River area. Total consideration paid was $80.5 million, inclusive of closing adjustments. This acquisition complemented our existing lands, adding a number of drilling locations and further supports our growth strategy in the Peace River area. The three-year plan allows the Company to focus on growing Peace River production and per share metrics, with potential options to return capital to shareholders and/or reduce debt levels.

In 2023, we began our share buyback program under our normal course issuer bid ("NCIB") and continue to be active in 2024. We have re-purchased and cancelled a total of approximately 8.7 million common shares for total consideration of approximately $82.4 million from the inception of the NCIB in 2023. Purchases under the NCIB are subject to having $65 million of liquidity and complying with the terms of our current credit facilities.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

The Company continues progress on our environmental remediation efforts in 2024 by abandoning and reclaiming inactive fields. Currently, we anticipate spending between $23 - $24 million on our decommissioning expenditures in 2024. In the coming years, the Company will continue to abandon and reclaim inactive fields across our portfolio.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
Benchmark prices
WTI oil ($US/bbl)	$75.09	$80.57	$76.96	$78.32	$82.26	$73.78	$76.13	$82.65
Edm mixed sweet par price (CAD$/bbl)	97.60	105.41	92.21	99.46	107.89	95.12	99.06	110.03
Western Canada Select (CAD$/bbl)	83.80	91.82	77.80	76.76	93.07	78.89	69.44	77.38
NYMEX Henry Hub ($US/mmbtu)	2.16	1.89	2.24	2.88	2.55	2.10	3.42	6.26
AECO 5A Index (CAD$/mcf)	0.69	1.18	2.50	2.30	2.60	2.45	3.22	5.11
Foreign exchange rate ($US/CAD$)	1.37	1.37	1.35	1.36	1.34	1.34	1.35	1.35

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.35)	(3.63)	(8.65)	(5.19)	(1.86)	(2.96)	(2.86)	(1.61)
WTI - Western Canadian Select Heavy ($US/bbl)	(13.51)	(13.55)	(19.33)	(21.88)	(12.89)	(15.04)	(24.77)	(25.66)

Average sales price (1) (2)
Light oil (CAD$/bbl)	100.09	107.61	94.82	100.38	109.56	96.92	101.51	110.45
Heavy oil (CAD$/bbl)	73.73	79.73	60.39	58.53	80.14	61.63	44.98	62.19
NGLs (CAD$/bbl)	48.92	48.92	50.43	55.65	49.71	50.45	59.37	64.33
Total liquids (CAD$/bbl)	84.04	91.64	79.08	82.85	93.40	82.04	80.08	90.80
Natural gas (CAD$/mcf)	$0.86	$1.33	$2.38	$2.63	$2.65	$2.56	$4.06	$5.66

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Oil

WTI prices averaged US$75.09 per bbl in Q3 2024, with WTI prices starting the quarter just over US$80.00 per bbl in July before decreasing to below US$70.00 per bbl in September. The decline in pricing was mainly due to concerns over slow demand growth in China combined with continued supply availability.

In Q3 2024, WCS differentials averaged US$13.51 per bbl compared to US$13.55 per bbl in Q2 2024. Planned oil sands facility maintenance and inventory declines with the start-up of the TMX pipeline expansion kept differentials relatively consistent quarter-over-quarter. MSW differentials averaged US$3.35 per bbl for Q3 2024 and closed the quarter at US$2.70, the strongest levels experienced in 2024.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
WTI Swap	11,500	October 2024	101.13
WCS Differential	5,250	January 2025 - December 2025	(19.48)

Natural Gas

In Alberta, AECO 5A prices for Q3 2024 averaged $0.69 per mcf, which was lower than $1.18 per mcf in Q2 2024. High inventory levels exiting the winter heating season at the end of March and strong production continued to increase inventory to record levels and impacted prices throughout the quarter, with AECO 5A settling at an average price of $0.45 per mcf in September. The Company had approximately 67 percent of our production hedged after royalties at a price of $2.52 per mcf to help mitigate against lower prices.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
AECO Swap	43,365	October 2024	2.52
AECO Swap	14,929	November 2024 - March 2025	3.74
AECO Collar	4,976	November 2024 - March 2025	3.43 - 4.11
AECO Swap	11,374	April 2025 - October 2025	2.24
AECO Collar	1,896	April 2025 - October 2025	2.11 - 2.64

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Three months ended September 30			Nine months ended September 30
	2024	2023	% change	2024	2023	% change
Light oil (per bbl)	$100.09	$109.56	(9)	$100.94	$102.67	(2)
Heavy oil (per bbl)	73.73	80.14	(8)	71.78	62.44	15
NGL (per bbl)	48.92	49.71	(2)	49.38	53.21	(7)
Total liquids (per bbl)	84.04	93.40	(10)	84.98	85.25	-
Realized risk management gain (loss) (per bbl)	0.42	(1.03)	N/A	0.09	(0.30)	N/A
Total liquids, net (per bbl)	84.46	92.37	(9)	85.07	84.95	-

Natural gas (per mcf)	0.86	2.65	(68)	1.51	3.09	(51)
Realized risk management gain (per mcf)	1.01	0.78	29	0.77	0.69	12
Natural gas net (per mcf)	1.87	3.43	(45)	2.28	3.78	(40)

Weighted average (per boe)	59.77	66.29	(10)	60.34	62.13	(3)
Realized risk management gain (per boe)	2.16	0.96	125	1.56	1.25	25
Weighted average net (per boe)	$61.93	$67.25	(8)	$61.90	$63.38	(2)

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

Production

	Three months ended September 30			Nine months ended September 30
Daily production	2024	2023	% change	2024	2023	% change
Light oil (bbl/d)	13,722	12,452	10	13,528	12,590	7
Heavy oil (bbl/d)	10,624	6,260	70	8,142	5,952	37
NGL (bbl/d)	3,148	2,708	16	3,043	2,606	17
Natural gas (mmcf/d)	73	69	6	71	67	6
Total production (boe/d)	39,714	32,937	21	36,587	32,376	13

In Q3 2024, production levels increased compared to Q3 2023 due to the Company's active development program, strong drilling results and the recent Peace River Acquisition.

During the first nine months of 2024, 64 wells (52.0 net) were brought on production, through operated and non-operated activities, across our Peace River and Cardium areas.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Three months ended September 30			Nine months ended September 30
Daily production (boe/d) (1)	2024	2023	% change	2024	2023	% change
Cardium	25,889	23,403	11	25,219	23,537	7
Peace River	11,175	6,810	64	8,571	6,538	31
Viking	2,345	2,361	(1)	2,462	1,913	29
Legacy	305	363	(16)	335	388	(14)
Total	39,714	32,937	21	36,587	32,376	13

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Three months ended September 30		Nine months ended September 30
(per boe)	2024	2023	2024	2023
Netback:
Sales price (1)	$59.77	$66.29	$60.34	$62.13
Risk management gain (2)	2.16	0.96	1.56	1.25
Royalties	(7.77)	(8.93)	(7.73)	(8.23)
Transportation	(4.19)	(3.69)	(4.10)	(3.41)
Net operating costs (3)	(13.74)	(13.60)	(13.82)	(14.40)
Netback (3)	$36.23	$41.03	$36.25	$37.34

	(boe/d)	(boe/d)	(boe/d)	(boe/d)
Production	39,714	32,937	36,587	32,376

(1)
For the three months ended September 30, includes the impact of commodities purchased from and sold to third parties of $0.3 million (2023 – $0.5 million). For the nine months ended September 30, includes the impact of commodities purchased from and sold to third parties of $1.1 million (2023 – $1.9 million). See "Production Revenues" below for a reconciliation of "Sales" to "Production revenues".
(2)
Realized risk management gains on commodity contracts.
(3)
Non-GAAP financial ratios. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

The Company's netback decreased in 2024 from the comparable periods in 2023 primarily due to lower realized oil prices and higher transportation costs associated with our increasing Peace River production. This was partially offset by decreased royalties due to lower commodity prices and realized risk management gains on our commodity contracts in 2024.

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Netback:
Sales (1) (3)	$218.5	$200.9	$605.0	$549.2
Risk management gain (2)	7.8	2.9	15.6	11.0
Royalties	(28.4)	(27.1)	(77.5)	(72.8)
Transportation	(15.3)	(11.2)	(41.1)	(30.2)
Net operating costs (3)	(49.8)	(41.2)	(138.1)	(127.2)
Netback (3)	$132.8	$124.3	$363.9	$330.0

(1)
Includes the impact of commodities purchased from and sold to third parties of $0.3 million (2023 – $0.5 million) for Q3 2024 and $1.1 million (2023 - $1.9 million) for the first nine months of 2024. See "Production Revenues" below for a reconciliation of "Sales" to "Production revenues".
(2)
Realized risk management gains on commodity contracts.
(3)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Production revenues	$218.2	$200.4	$603.9	$547.3
Sales of commodities purchased from third parties	1.1	3.4	6.6	13.3
Less: Commodities purchased from third parties	(0.8)	(2.9)	(5.5)	(11.4)
Sales (1)	218.5	200.9	605.0	549.2
Realized risk management gain (2)	7.8	2.9	15.6	11.0
Gross revenues (1)	$226.3	$203.8	$620.6	$560.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains on commodity contracts.

The Company's production revenues and gross revenues were higher in the 2024 periods compared to the 2023 periods, mainly due to higher production volumes from our active development program and Peace River Acquisition and higher realized risk management gains on our commodity contracts. This was partially offset by lower commodity prices in the 2024 periods compared to the 2023 periods.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – September 30, 2023	$560.2
Increase in liquids production	74.7
Increase in liquids prices	8.5
Increase in natural gas production	3.5
Decrease in natural gas prices	(30.9)
Increase in realized oil risk management gain	2.4
Increase in realized natural gas risk management gain	2.2
Gross revenues – January 1 – September 30, 2024 (2)	$620.6

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Royalties

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Royalties (millions)	$28.4	$27.1	$77.5	$72.8
Average royalty rate (1)	13%	13%	13%	13%

(1)
Excludes effects of risk management activities and other income.

For the 2024 periods, absolute royalties increased from the comparable 2023 periods which was largely attributed to our increased production base. The average royalty rate remained flat for the first nine months of 2024 compared to the comparable 2023 period due to new production in 2024 having a lower pre-payout royalty rate.

Expenses

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Net operating (1)	$49.8	$41.2	$138.1	$127.2
Transportation	15.3	11.2	41.1	30.2
Financing	14.4	13.2	39.2	37.8
Share-based compensation	$(4.4)	$15.0	$5.5	$18.1

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Operating costs	$54.3	$46.7	$152.7	$143.1
Less processing fees	(2.7)	(3.4)	(9.5)	(10.7)
Less road use recoveries	(2.3)	(2.1)	(6.1)	(5.2)
Realized power risk management loss	0.5	-	1.0	-
Net operating costs (1)	$49.8	$41.2	$138.1	$127.2

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

On an absolute basis, operating costs have increased compared to the 2023 periods mainly due to our higher production base as well as higher trucking costs due to expanded operations in Peace River.

The Company had previously entered into power hedging contracts for 2024 to help minimize our exposure to power pricing volatility and their impact on net operating costs. For the three and nine month periods ended September 30, 2024, the Company recorded a $0.5 million and $1.0 million realized power risk management loss, respectively.

Transportation

The Company continues to utilize multiple sales points in the Peace River area to increase realized prices. New wells drilled in the Peace River area over the past year resulted in higher production and thus higher transportation costs in the 2024 periods compared to the 2023 periods.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Financing

Financing expense consists of the following:

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Interest	$9.4	$7.3	$23.8	$21.0
Accretion on decommissioning liability	4.1	4.3	12.4	13.1
Accretion on office lease provision	-	0.3	0.3	0.8
Accretion on discount of senior unsecured notes	0.1	0.2	0.3	0.4
Accretion on lease liabilities	0.2	0.1	0.5	0.3
Loss on repurchased senior unsecured notes	-	0.4	0.1	0.5
Deferred financing costs	0.6	0.6	1.8	1.7
Financing	$14.4	$13.2	$39.2	$37.8

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes and term loan. Interest charges increased in the 2024 periods compared to the 2023 periods mainly due to higher interest rates and higher debt balances as a result of the Peace River Acquisition.

The Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination (typically completed in May and November of each year). The aggregate amount available under the syndicated credit facility was $260 million at September 30, 2024 and was increased to $300.0 million in October 2024 with the addition of a new lender in our banking syndicate. The revolving period and maturity dates under the syndicated credit facility are May 31, 2025 and May 31, 2026, respectively.

In Q2 2024, the Company funded a portion of the Peace River Acquisition through a new $50.0 million term loan. The maturity date of the term loan is June 26, 2025 and was provided by certain banks within our banking syndicate. The Company repaid $7.5 million of the term loan in Q3 2024 and subsequent to September 30, 2024, with the increase to our syndicated credit facility, the Company repaid an additional $32.5 million of the term loan resulting in $10.0 million currently being outstanding.

At September 30, 2024, the Company had senior unsecured notes outstanding totaling $114.2 million which mature on July 27, 2027. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer at a price of $1,030 per $1,000 principal amount to an aggregate amount, including market purchases, of $63.8 million (the "Repurchase Offer") based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer.

At September 30, 2024, letters of credit totaling $4.4 million were outstanding (December 31, 2023 – $4.9 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

Share-Based Compensation

Share-based compensation expense relates to options ("Options") granted under the Company's Stock Option Plan (the “Option Plan”), restricted shares units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), deferred share units ("DSUs") granted under the Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Share-based compensation expense consisted of the following:

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
DSUs	$(5.1)	$6.6	$(2.5)	$4.5
PSUs	(1.8)	5.3	-	5.8
NTIP	-	1.2	1.1	1.8
Liability based incentive plans	$(6.9)	$13.1	$(1.4)	$12.1

RSUs	$1.9	$1.6	$5.3	$5.1
Options	0.6	0.3	1.6	0.9
Equity based incentive plans	2.5	1.9	6.9	6.0
Share-based compensation	$(4.4)	$15.0	$5.5	$18.1

The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the PSU, DSU and NTIP future obligations. On September 30, 2024, the Company's share price closed at $7.51 per share (2023 - $11.18 per share) on the Toronto Stock Exchange and on June 30, 2024 closed at $10.24 per share (2023 - $7.75 per share). The reduction in our share price in Q3 2024 is the primary reason for the decrease in the share based compensation expense compared to the applicable periods in 2023.

General and Administrative Expenses ("G&A")

	Three months ended September 30		Nine months ended September 30
(millions, except per boe amounts)	2024	2023	2024	2023
Gross	$10.0	$9.1	$30.6	$28.1
Per boe (1)	2.75	3.00	3.06	3.18
Net (2)	5.0	4.6	15.4	14.6
Per boe (1)	$1.37	$1.51	$1.53	$1.65

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.
(2)
Net G&A includes the impact of overhead recoveries and capitalized G&A.

The Company increased staffing levels in 2024 to align with our higher activity level and expanded capital program under our 2024-26 growth plan which has contributed to higher absolute G&A costs in the 2024 periods compared to the 2023 periods.

The higher production levels resulted in lower per boe G&A metrics in the 2024 periods compared to the 2023 periods.

Depletion, Depreciation and Impairment

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Depletion and depreciation (“D&D”)	$67.4	$54.7	$181.7	$157.2

PP&E Impairment	$1.7	$0.3	$4.2	$0.8

The Company’s D&D expense increased in the 2024 periods from the 2023 periods, primarily due to higher production levels.

For the first nine months of 2024, we recorded a $4.2 million (2023 - $0.8 million) impairment in our Legacy cash generating unit ("CGU") due to decommissioning spending in the area. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are expensed each period.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Taxes

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Deferred income tax expense	$9.5	$7.9	$25.5	$23.8

The Company recognized a deferred tax asset, as we expect to have sufficient taxable profits in future years in order to fully utilize the remaining deferred tax asset balance. The deferred income tax expense was due to the Company's net income and resultant reduction of our deferred income tax asset.

Net Income

	Three months ended September 30		Nine months ended September 30
(millions, except per share amounts)	2024	2023	2024	2023
Net income	$33.2	$24.8	$82.2	$73.7
Basic per share	0.44	0.31	1.07	0.91
Diluted per share	$0.42	$0.30	$1.03	$0.89

Net income was higher in the 2024 periods as a result of the Company's higher production revenues due to increased production and lower share-based compensation expenses. This was partially offset by our higher depletion, transportation and operating expenses.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Drilling and completions	$62.8	$25.4	$191.8	$114.2
Well equipping and facilities	22.6	20.9	66.5	75.5
Land and geological/geophysical	-	-	-	1.9
Corporate	0.1	(0.4)	0.7	0.9
Capital expenditures	$85.5	$45.9	$259.0	$192.5
Property acquisitions, net	-	0.5	84.9	0.6
Total	$85.5	$46.4	$343.9	$193.1

Capital expenditures in Q3 2024 were higher than Q3 2023 as the Company began our active second half 2024 development program with rigs running in our Peace River and Cardium plays. For the first nine months of 2024, capital expenditures increased compared to 2023 as we accelerated development in our Peace River asset as part of our 2024-26 growth plan. During the first nine months of 2024, 64 (52.0 net) wells were brought on production, including operated and non-operated activities, which included 39 (27.0 net) wells in the Cardium and 25 (25.0 net) wells in Peace River.

Peace River Acquisition

In June 2024, the Company closed an asset acquisition to acquire Clearwater production of approximately 1,700 boe/d (100 percent oil, based on April 2024 production) and 148 net sections of land in the Peace River area, for total consideration of $80.5 million, including closing adjustments. The Company funded the transaction through a $50.0 million term loan with the remainder drawn on our syndicated credit facility.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Drilling

	Nine months ended September 30
	2024		2023
(number of wells)	Gross	Net	Gross	Net
Oil	59	51	44	36
Gas	4	1	-	-
Injectors, stratigraphic and service	7	6	6	5
Total	70	58	50	41

The Company drilled 52 (51.3 net) operated wells during the first nine months of 2024. In addition, the Company had non-operated working interests in 18 (6.3 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy monitors our operations for environmental impacts and allocates capital to reclamation and other activities to help mitigate the impact on the areas in which the Company operates. The Company follows the Alberta Energy Regulator ("AER") guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites. Currently, we anticipate spending between $23 - $24 million on our decommissioning expenditures in 2024. The AER is in the process of updating their Liability Management Framework which may impact our decommissioning spending target and our decommissioning liability once finalized.

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at
(millions)	September 30, 2024	December 31, 2023
Long-term debt
Syndicated credit facility	$189.5	$107.5
Senior unsecured notes	114.2	117.4
Term loan	42.5	-
Unamortized discount of senior unsecured notes	(1.2)	(1.6)
Deferred financing costs	(2.9)	(3.3)
Total	342.1	220.0

Working capital deficiency
Cash	(0.9)	(0.5)
Accounts receivable	(87.8)	(70.0)
Prepaid expenses and other	(17.3)	(12.8)
Accounts payable and accrued liabilities	177.5	193.5
Total	71.5	110.2

Net debt (1)	$413.6	$330.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Net debt increased compared to December 31, 2023, mainly due to the funding of our Peace River Acquisition through our term loan and syndicated credit facility.

Liquidity

The Company currently has a reserve-based syndicated credit facility with a borrowing limit of $300.0 million with a revolving period to May 31, 2025 and a term out period to May 31, 2026. Additionally, on September 30, 2024 a $42.5 million term loan due in June 2025 and $114.2 million senior unsecured notes due in July 2027 were outstanding. Subsequent to September 30, 2024, with the increase to our syndicated credit facility, the Company repaid an additional $32.5 million of the term loan resulting in $10.0 million currently being outstanding. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and an appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at September 30, 2024. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WCS Differential	3,750 bbl/d	January 2025 - December 2025	($19.83)/bbl	$(1.5)

AECO
AECO Swap	43,365 mcf/d	October 2024	$2.52/mcf	2.6
AECO Swap	14,929 mcf/d	November 2024 - March 2025	$3.74/mcf	3.2
AECO Collar	4,976 mcf/d	November 2024 - March 2025	$3.43/mcf - $4.11/mcf	0.9
AECO Swap	3,791 mcf/d	April 2025 - October 2025	$2.14/mcf	(0.1)

Electricity
Power Swap	144 MWh/d	October - December 2024	$92.83/MWh	(0.6)

Total				$4.5

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to September 30, 2024.

Based on commodity prices and contracts in place at September 30, 2024, the Company notes the following sensitivities:

•
a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $1.4 million;
•
a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.9 million; and
•
a $1.00 change in the price per MWh of electricity would have an insignificant change to pre-tax unrealized risk management.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

The components of risk management within Income on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Realized
Settlement of oil contracts gain (loss)	$1.0	$(2.1)	$0.6	$(1.8)
Settlement of natural gas contracts gain	6.8	5.0	15.0	12.8
Total realized risk management gain	$7.8	$2.9	$15.6	$11.0

Unrealized
Oil contracts gain (loss)	$(1.4)	$0.9	$(1.5)	$-
Natural gas contracts loss	(4.5)	(4.1)	(5.7)	(2.9)
Total unrealized risk management loss	(5.9)	(3.2)	(7.2)	(2.9)
Risk management gain (loss)	$1.9	$(0.3)	$8.4	$8.1

The components of risk management within Expenses on the Consolidated Statements of Income are as follows:

	Three months ended September 30		Nine months ended September 30
(millions)	2024	2023	2024	2023
Realized
Settlement of electricity contracts loss	$(0.5)	$-	$(1.0)	$-
Total realized risk management loss	$(0.5)	$-	$(1.0)	$-

Unrealized
Electricity contracts gain (loss)	$0.3	$(0.4)	$(0.1)	$(0.4)
Total unrealized risk management gain (loss)	0.3	(0.4)	(0.1)	(0.4)
Risk management loss	$(0.2)	$(0.4)	$(1.1)	$(0.4)

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date, are based on forecasted results.

	Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
WTI - Price per barrel of liquids	WTI US$1.00	13.1	0.18
WCS - Price per barrel of liquids	WCS US$1.00	7.1	0.09
Liquids production	1,000 bbl/day	21.9	0.29
Price per mcf of natural gas	AECO $0.10	1.6	0.02
Natural gas production	1 mmcf/day	0.7	0.01
Effective interest rate	1%	2.2	0.03
Exchange rate ($US per $CAD)	$0.01	6.0	0.08

(1)
Non-GAAP financial measure. or non-GAAP financial ratio. See “Non-GAAP and Other Financial Measures”.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Contractual Obligations and Commitments

As at September 30, 2024, Obsidian Energy was committed to certain payments over the next five calendar years and thereafter as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Long-term debt (1)	$-	$42.5	$189.5	$114.2	$-	$-	$346.2
Transportation	2.2	7.6	6.1	4.6	3.7	7.7	31.9
Interest obligations	4.6	30.1	19.6	13.7	-	-	68.0
Office lease (existing)	2.5	0.8	-	-	-	-	3.3
Lease liability (2)	0.5	2.3	2.0	1.4	0.7	4.8	11.7
Decommissioning liability (3)	6.3	21.8	20.2	18.7	17.4	79.2	163.6
Total	$16.1	$105.1	$237.4	$152.6	$21.8	$91.7	$624.7

(1)
The 2025 figure includes our term loan balance that was outstanding on September 30, 2024 and due in June 2025 ($32.5 million of which was repaid subsequent to September 30, 2024). The 2026 figure includes our syndicated credit facility which has a term-out date of May 2026. The 2027 figure includes our senior unsecured notes due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed our syndicated credit facility.
(2)
Includes the Company's new office lease beginning in 2025.
(3)
These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

At September 30, 2024, the Company had an aggregate of $114.2 million in senior unsecured notes maturing in July 2027, a $42.5 million term loan maturing in June 2025 (which was reduced to $10 million subsequent to the end of the quarter) and the revolving period of our syndicated credit facility is May 31, 2025, with a term out period to May 31, 2026. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the term loan and the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at September 30, 2024	75,254,016
Repurchase and cancellation of common shares	(782,748)
As at October 30, 2024	74,471,268

Options outstanding:
As at September 30, 2024 and October 30, 2024	2,283,195

RSUs outstanding:
As at September 30, 2024	1,588,583
Forfeited	(16,902)
As at October 30, 2024	1,571,681

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the three and nine months ended September 30, 2024 and 2023.

	Three months ended September 30		Nine months ended September 30
Daily production (boe/d)	2024	2023	2024	2023
Cardium
Light oil (bbl/d)	12,240	10,798	11,856	11,299
Heavy oil (bbl/d)	68	38	61	32
NGLs (bbl/d)	3,044	2,623	2,943	2,524
Natural gas (mmcf/d)	63	60	62	58
Total production (boe/d)	25,889	23,403	25,219	23,537

Peace River
Light oil (bbl/d)	-	-	-	-
Heavy oil (bbl/d)	10,413	6,070	7,948	5,770
NGLs (bbl/d)	10	7	11	10
Natural gas (mmcf/d)	5	4	4	5
Total production (boe/d)	11,175	6,810	8,571	6,538

Viking
Light oil (bbl/d)	1,426	1,564	1,608	1,195
Heavy oil (bbl/d)	98	113	93	110
NGLs (bbl/d)	72	71	64	54
Natural gas (mmcf/d)	4	4	4	3
Total production (boe/d)	2,345	2,361	2,462	1,913

Legacy
Light oil (bbl/d)	56	90	64	96
Heavy oil (bbl/d)	45	39	40	40
NGLs (bbl/d)	22	7	25	18
Natural gas (mmcf/d)	1	1	1	1
Total production (boe/d)	305	363	335	388

Total
Light oil (bbl/d)	13,722	12,452	13,528	12,590
Heavy oil (bbl/d)	10,624	6,260	8,142	5,952
NGLs (bbl/d)	3,148	2,708	3,043	2,606
Natural gas (mmcf/d)	73	69	71	67
Total production (boe/d)	39,714	32,937	36,587	32,376

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

Reconciliation of Cash flow from Operating Activities to Funds flow from Operations

	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31
Three months ended	2024	2024	2024	2023	2023	2023	2023	2022
Cash flow from operating activities	$110.3	$77.9	$58.7	$117.7	$95.3	$67.1	$72.6	$126.5
Change in non-cash working capital	6.1	29.7	13.4	(30.3)	(3.6)	13.7	6.6	(20.9)
Decommissioning expenditures	6.3	4.0	10.1	7.7	5.3	4.9	8.7	3.0
Onerous office lease settlements	2.2	2.2	2.3	2.3	2.2	2.2	2.3	2.3
Settlement of restricted share units	-	-	-	0.1	0.1	-	4.6	-
Deferred financing costs	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.5)	(0.4)
Transaction costs	-	1.4	-	-	-	-	-	-
Other expenses (1)	0.4	0.6	0.5	0.1	0.2	0.1	-	-
Funds flow from operations	$124.7	$115.2	$84.4	$97.0	$98.9	$87.4	$94.3	$110.5

(1)
Excludes the non-cash portion of restructuring and other expenses.

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on July 1, 2024 and ending on September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing areas of operation, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, settlement of RSUs, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from Operating Activities to Funds Flow from Operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” above for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income, road use recoveries and realized gains and losses on power risk management contracts from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. Realized gains and losses on power risk management contracts occur upon settlement of our contracts. See “Results of Operations – Expenses – Operating” above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" above for a reconciliation of sales to production revenues being our nearest measure prescribed by IFRS.

Non-GAAP Financial Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” above.

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our three-year growth plan, including expected production thereunder, the expected development and production increase of our Peace River assets, our plan to maintain production levels in our light oil assets and use the significant free cash flow expected to be generated from these assets to fund growth in our heavy oil business at Peace River until it becomes self-sustaining and the anticipated timing thereof, the continued development of both the Bluesky and Clearwater heavy oil formations, and options to return capital to shareholders and/or further reduce debt levels in connection therewith; our expectations for the NCIB in 2024; our environmental remediation efforts, including anticipated spending in 2024 and our continued focus on abandoning and reclaiming inactive fields across our portfolio; our hedges; our expectations for sales points in the Peace River area; our expectations in connection with taxable profits; the terms and conditions under our syndicated credit facility, term loan and senior unsecured notes and our expectations if the Company is unsuccessful in renewing or replacing them in the future; our expectations in connection with compliance with environmental legislation; how we plan to manage our debt portfolio; all information disclosed under "Sensitivity Analysis"; our future payment obligations as disclosed under "Contractual Obligations and Commitments"; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our term loan and senior unsecured notes on maturity or pursuant to the terms of the underlying agreements; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including any resurgence of the COVID-19 pandemic, and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic or other regional and/or global pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our term loan and/or senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our term loan and/or senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities, term loan and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more Repurchase Offers when otherwise required to do so; the

OBSIDIAN ENERGY THIRD QUARTER 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates; the risk that our costs increase significantly due to high levels of inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global pandemic and/or the influence of public opinion and/or special interest groups; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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